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MICHELLE WONG michelle.wong@dechert.com +1 617 728 7178 Direct +1 617 426 6567 Fax

July 26, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 333-17619 and 811-05349

Post-Effective Amendment No. 569 to the Registration Statement on Form N-1A

Dear Mr. Parachkevov:

This letter responds to comments you provided Hannah Fine of Dechert LLP and to me during a telephonic discussion with respect to your review of Post-Effective Amendment No. 569 (“PEA No. 569”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2016. PEA No. 569 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”) for the purpose of changing the name and investment objective of the Goldman Sachs Limited Maturity Obligations Fund (the “Fund”). We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: With respect to the “Summary – Fees and Expenses of the Fund” section, please confirm supplementally that footnote 1 to the table, which states that “The Fund’s “All Other Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year” is consistent with Instruction 3(d)(iii) to Item 3 of Form N-1A.

Response: The Fund hereby confirms that its expenses have been restated to reflect current expenses and the footnote is consistent with Instruction 3(d)(iii) to Item 3 of Form N-1A.

2.	Comment: Please confirm supplementally that the Fund does not have the ability to recoup waived expenses.

Mr. Asen Parachkevov July 26, 2016 Page 2

Response: The Registrant confirms that the Fund does not have the ability to recoup waived expenses.

3.	Comment: The Fund’s principal investment strategy indicates that the Fund invests in obligations of U.S. banks. If applicable, please disclose that it may take longer than seven days for transactions in bank loans to settle. In addition, if applicable, please address supplementally how the Fund intends to meet short term liquidity needs in light of the extended settlement period.

Response: The Registrant hereby confirms that the Fund does not currently invest in bank loans as part of its principal investment strategy.

4.	Comment: Please confirm whether investments in revenue bonds are part of the Fund’s principal investment strategies and, if appropriate, include additional risk disclosure in the “Summary – Principal Risks of the Fund” section with respect to these investments.

Response: The Registrant hereby confirms that revenue bonds are not part of the Fund’s principal investment strategies and we note that “Municipal Securities Risk” includes a discussion of revenue bond risks under the “Risks of the Fund” section. The Registrant believes that the Fund’s disclosure in this area is appropriate.

5.	Comment: Please discuss supplementally why you believe the Bank of America Merrill Lynch 3-6 Month U.S. Treasury Bill Index (the “Index”) to be an appropriate broad-based securities market index for the Fund.

Response: The Fund seeks to achieve its investment objective through investments in different high quality, U.S. dollar-denominated money market and other fixed income instruments. In light of the Fund’s investment program, the Fund respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance. Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.

Statement of Additional Information (“SAI”)

6.	Comment: Please revise the footnote to “Other Directorships Held by Trustee” in the “TRUSTEES AND OFFICERS – Trustees of the Trust” table of the SAI to state that the “Other Directorships Held by Trustee” covers the last five years or confirm that the information provided in the table is consistent with the instructions to Item 17(a)(1) of Form N-1A.

Mr. Asen Parachkevov July 26, 2016 Page 3

Response: The Registrant hereby confirms that the information provided under “Other Directorships Held by Trustee” in the “TRUSTEES AND OFFICERS – Trustees of the Trust” is consistent with the instructions to Item 17(a)(1) of Form N-1A.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7178 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle Wong

Michelle Wong

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Joon Kim, Goldman Sachs Asset Management, L.P.

Steve Bier, Dechert LLP

Brenden P. Carroll, Dechert LLP

Mr. Asen Parachkevov July 26, 2016 Page 4

EXHIBIT A

July 26, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 333-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Michelle Wong of Dechert LLP at (617) 728-7178.

Sincerely,

/s/ Robert L. Griffith

Robert L. Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

cc:	Michelle Wong, Dechert LLP